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SEC FILE NUMBER
000-26689

CUSIP NUMBER
35063R-10-0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
FOUNDRY NETWORKS, INC.

Full Name of Registrant
N/A

Former Name if Applicable

4980 Great America Parkway

Address of Principal Executive Office (Street and Number)
Santa Clara, CA 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The delay in the filing of the Company’s report on Form 10-Q for the period ended March 31, 2007 is a result of the Company’s previously announced pending restatement of its historical financial statements. As previously disclosed, upon completion of a review of its historical stock option grant practices the Company determined that, from fiscal year 1999 through fiscal year 2005, the Company had unrecorded non-cash equity-based compensation charges associated with its equity incentive plans. The Audit Committee of the Company’s Board of Directors has determined to record such charges and restate the Company’s historic financial statements for these periods. While the Company has previously announced a range of the expected charges to be recorded for fiscal years 1999 through 2005, the Company is in the process of finalizing its conclusions regarding the amount of such charges and the resulting tax impact. Consequently, Foundry was unable to file its Form 10-Q for the quarter ended March 31, 2007 by the required filing date of May 10, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Daniel W. Fairfax	(408)	207-1700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the period ended June 30, 2006, Form 10-Q for the period ended September 30, 2006, Form 10-K for the period ended December 31, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not checked either box because, due to the pending restatement of the Company’s financial statements described in Part III above, the Company cannot provide a reasonable estimate and comparison of the results of its operations at this time, other than a comparison of net revenue. On April 26, 2007, the Company reported net revenue for the first quarter of 2007 of $135.8 million, an increase of 19.1% from the $114.0 million reported for the first quarter of 2006.

Foundry Networks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ Daniel W. Fairfax

		Name:	Daniel W. Fairfax
		Title:	Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)